Minefinders Corporation Ltd.	2288 – 1177 W Hastings Street, Vancouver, BC. V6E 2K7 Canada T +(604) 687-6263 F +(604) 687-6267 www.minefinders.com

September 30, 2009

Mr. Mark Shannon

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Re:

Minefinders Corporation Ltd.

Form 40-F for Fiscal Year Ended December 31, 2008

Filed March 12, 2009, Amended June 9, 2009 and September 21, 2009

File No. 001-31586

Dear Mr. Shannon

We received your comment letter dated August 31, 2009 regarding on our financial statements on Form 40-F for the year ended December 31, 2008. Our response to those comments is as follows:

Form 40-F for the Fiscal Year Ended December 31, 2008

Exhibit 2. Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, page 2

1.

We note your net loss and comprehensive loss for each period presented are identical. Please explain to us why the foreign exchange adjustment recorded in 2006 does not affect your comprehensive loss presentation for that period under CICA Handbook Section 1530. We note the transition provision guidance of paragraph .11 suggests that comparative statements should be provided for earlier periods. Please advise.

The transitional provisions in CICA Handbook Section 1530.11 indicate that when comparative statements are provided for earlier periods, those financial statements are restated to reflect application of Section 1530 only for certain items, including foreign currency translation of self-sustaining foreign operations.

The foreign exchange adjustment recorded in 2006 resulted from the application by the Company of EIC-130 “Translation Method When the Reporting Currency Differs from the Measurement Currency or there is a Change in Reporting Currency”. For periods prior to January 1, 2007, the Canadian dollar was regarded as the Company’s functional currency for accounting purposes. However, the Company reports in United States dollars. For the purpose of reporting in United States dollars, prior to January 1, 2007, the Canadian financial statements were translated as follows: all assets and liabilities at the exchange rate in effect at the balance sheet date; income and expenses and capital stock issues at the rates in effect on the transaction dates. The resulting exchange gains or losses were shown as a separate component of shareholders equity. Accordingly, as the foreign exchange adjustment recorded in 2006 does not relate to foreign currency translation of self-sustaining foreign operations, we did not restate prior periods to reflect application of Section 1530.

Note 3. Significant Accounting Policies, page 10

(n) Segmented information, page 13

2.

We note from your disclosure under this heading you have determined you have one business segment and that you provide information on mineral property, plant and equipment by geographical area in footnote six. Based on your determination that you have achieved the pre-commercial stage production for your Dolores mine, please expand your disclosure to explain the factors used to identify your reportable segments and to indicate whether operating segments have been aggregated. Refer to paragraph .29 of CICA Handbook Section 1701. If you have concluded that you have a single operating segment, explain to us the basis for this conclusion. Alternatively, if you have concluded that you have more than one operating segment, identify those operating segments for us and explain, in reasonable detail, why you believe aggregation is appropriate. In connection with this, please explain how you have evaluated the aggregation criteria in paragraph .18.

As at December 31, 2008, for Canadian GAAP purposes, we concluded that we had one operating segment, the exploration and development of mineral properties. We applied the guidance in CICA Handbook Section 1701.10 in reaching this conclusion and consider development to be inclusive of pre-commercial operations at Dolores. For fiscal 2008 and years prior, the exploration and development of mineral properties, particularly the development of the Dolores Mine, is where substantially all management and financial resources were directed. We do not consider the corporate offices and functional departments to be separate operating segments.

Note 9. Capital stock, page 18

(b) Stock options, page 18

3.

It appears from your disclosure that the outstanding stock options you have granted are denominated in Canadian dollars. As such, it appears that some or all of these awards may be indexed to a factor in addition to your share price. Please tell us how you considered whether to classify any of these awards as a liability for US GAAP purposes, as contemplated by paragraph 33 and footnote 19 of FAS 123(R). In this regard, we note you changed your functional currency from the Canadian dollar to the United States dollar on January I, 2007.

Our understanding of FAS 123R is that paragraph B129 provides further guidance on the requirements of paragraph 33 and footnote 19.  Paragraph B129 states "the Exposure Draft would (implicitly) have required that all equity instruments with exercise prices denominated in a currency other than the currency of the market in which the underlying equity primarily trades be accounted for as liabilities." We consider the TSX to be the primary market in which the underlying shares are traded. The Company is a Canadian company with a primary listing on the Toronto Stock Exchange with the shares trading in Canadian dollars. The Company is also listed on the NYSE AMEX (formerly the American Stock Exchange). While the average annual trading volumes on the two exchanges fluctuate, the majority of trading volume since obtaining the additional listing on the NYSE AMEX has been on the TSX. In addition, the majority of the Company’s shares held are in Canada and the majority of share sales on financings also occurred in Canada. Accordingly, we believe that US GAAP would not require our options to be reported as a liability.

Note 13. United States generally accepted accounting principles, page 22

(a) Mineral properties and start-up activities, page 22

4.

We note your Canadian GAAP accounting policy disclosure on page 11 which states that "Commercial production is deemed to have occurred when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time, and there are indicators that these operating results will continue." Based on the fiscal 2008 sales from your Dolores Mine of $2,516,000 consisting of 2,440 ounces of gold and 42,800 ounces of silver, please tell us how you evaluated whether you entered the production phase for this mine in 2008 for US GAAP purposes under EITF 04-6.

We applied the guidance in EITF 04-6 “Accounting for Stripping Costs Incurred during Production in the Mining Industry” in evaluating whether we entered the production phase for the Dolores mine in 2008 for US GAAP purposes. EITF 04-06 indicates the production phase of a mine is deemed to have begun when saleable minerals are extracted (produced) from an ore body, regardless of the level of production. However, the production phase does not commence with the removal of de minimis saleable mineral material that occurs in conjunction with the removal of overburden or waste material for the purpose of obtaining access to an ore body. In October 2008, the Company commenced the stacking of mined ore on the leach pad and leaching of stacked ore at the Dolores Mine. In November 2008 first gold and silver production commenced at Dolores. The gold and silver production was not the result of the removal of de minimis saleable material in conjunction with the removal of overburden or waste material, rather it was saleable minerals from mining in the ore body.  Accordingly, the Company concluded that commercial production for US GAAP purposes commenced October 1, 2008.

5.

We note you changed your Canadian GAAP accounting policy for exploration expenditures in 2007. Based on this change, please address the following:

•

Explain why mineral property acquisition costs of $9,676 previously expensed under US GAAP have remained capitalized to mineral property, plant and equipment under Canadian GAAP;

•

Tell us whether your accounting policy for stripping costs incurred during the i) pre-production phase and the ii) production phase has changed as a result of your new accounting policy for exploration expenditures. Please expand your accounting policy disclosure for both Canadian and US GAAP to explain how you account for stripping costs.

The Company interprets current US GAAP to permit capitalization of acquisition costs and the Company’s current accounting policy is to capitalize acquisition costs for both Canadian and US GAAP purposes. Accordingly, subsequent to the change in our Canadian GAAP accounting policy for exploration expenditures, there is no difference in our accounting policy for acquisition costs under US or Canadian GAAP. In adopting the change in policy for Canadian GAAP, the Company wrote off prior period exploration costs but did not write off capitalized acquisition costs.

Under US GAAP, $9,676 in acquisition costs had been previously expensed based on the Company’s understanding of US GAAP at that time (mid-1990’s). Accordingly, this difference remained subsequent to the change in policy under Canadian GAAP.

Our accounting policy for stripping costs incurred during the i) pre-production phase and the ii) production phase has not changed as a result of our new accounting policy for exploration expenditures. The Company applies the guidance in EIC-160 “Stripping Costs Incurred in the Production Phase of a Mining Operation” for Canadian GAAP purposes and EITF 04-6 “Accounting for Stripping Costs Incurred during Production in the Mining Industry” for US GAAP purposes. There is no GAAP difference resulting from accounting for stripping costs at December 31, 2008. However, there may be a GAAP difference going forward as a result of the differences between EIC-160 and EITF 04-6. Accordingly, commencing in the third quarter of 2009, we will prospectively expand our accounting policy disclosure for both Canadian and US GAAP to explain how we account for stripping costs.

(c) Interest expense. page 23

6.

We note your reference to cash flow presentation differences for capitalized interest. Please confirm, if true, that the differences you describe are the only material differences between cash or funds flows reported in your Canadian financial statements and cash flows that would be reported in a statement of cash flows prepared in accordance with US GAAP, or otherwise advise. Refer to Item 17(c)(2)(iii) of Form 20-F.

With reference to Item 17(c)(2)(iii) of Form 20-F, we acknowledge the requirement to provide either a statement of cash flows prepared in accordance with generally accepted accounting principles in the United States or a quantified description of the material differences between cash or funds flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared in accordance with accounting principles generally accepted in the United States.

After a review of our December 31, 2008 disclosure of cash flow presentation differences between cash flows reported in our Canadian financial statements and cash flows that would be reported in a statement of cash flows prepared in accordance with US GAAP, and with specific reference to note 13(a), we conclude additional disclosure should be made indicating that under Canadian GAAP start-up operating costs, net of associated revenues, incurred prior to reaching commercial production are classified as cash flows used in investing activities whereas under US GAAP, these costs and revenues would be classified as cash flows used in or provided by operating activities. We have included this disclosure in our 2009 first and second quarter financial statements as filed and will continue to do so going forward.

In connection with our responses above, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Subsequent to your review, should you have any questions or further comments on our responses above, please contact me directly at 604-687-6263 (extension 111) or by email at greg@minefinders.com.

Sincerely,

/s/ Greg D. Smith

Greg D. Smith, CA

Chief Financial Officer

Minefinders Corporation Ltd.